NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 22, 2026, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on June 9, 2026 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The business combination bewteen Legato Merger Corp. III and Einride AB became effective on June 9, 2026. Each Ordinary Share of Legato Merger Corp. III will be will be cancelled and automatically exchanged for one Einride AB Ordinary Share in the form of one Einride ADS; Each Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 of Legato Merger Corp. III will be converted into the right to receive one Einride Warrant; and Each Units of Legato Merger Corp. III will automatically separate into the component securities, and, as a result, will no longer trade as a separate security. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on June 10, 2026.